UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            Coda Octopus Group, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    19188U107
                             ----------------------
                                 (CUSIP Number)


                               September 18, 2007
                               ------------------
                                December 31, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                EXPLANATORY NOTE

      This Amendment No. 2 to Schedule 13G amends each of (i) the Schedule 13G originally filed on September 20, 2007 (the "Original Schedule 13G") and (ii) Amendment No. 1 to the Original Schedule 13G previously filed on February 12, 2008 ("Amendment No. 1"), to make the corrections set forth below. Except for such corrections, the Original Schedule 13G and Amendment No. 1 remain in effect as filed.

      The Original Schedule 13G incorrectly reported the number of shares beneficially owned by the Reporting Persons as of September 18, 2007 as 5,146,816. The correct number of shares beneficially owned as of such date was 4,858,248. The percentage beneficial ownership was correctly reported as 9.99%.

      Amendment No. 1 incorrectly reported the number of shares beneficially owned by the Reporting Persons as of December 31, 2007 as 5,157,472. The correct number of shares beneficially owned as of such date was 4,868,904. The percentage beneficial ownership was correctly reported as 9.99%.

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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2008

                           ADAM BENOWITZ
                           VISION CAPITAL ADVISORS, LLC
                           VISION OPPORTUNITY MASTER FUND, LTD.

                           By: /s/ Adam Benowitz
                               -------------------------------------------------
                               Adam Benowitz, for himself, as Managing Member of the Investment Manager and as a Director of the Fund



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